UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACTOF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-8606

VERIZON SAVINGS AND SECURITY PLAN

FOR NEW YORK AND NEW ENGLAND

ASSOCIATES

VERIZON COMMUNICATIONS INC.

140 WEST STREET

NEW YORK, NEW YORK 10007

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Page(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	3

Notes to Financial Statements	4-13

SUPPLEMENTAL SCHEDULE *

Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year)	14

SIGNATURE	15

EXHIBIT:

23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Security Act of 1974 are omitted as they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Verizon Employee Benefits Committee:

We have audited the accompanying statements of net assets available for benefits of the Verizon Savings and Security Plan for New York and New England Associates (the “Plan”) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mitchell & Titus LLP

New York, New York

June 29, 2011

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Statements of Net Assets Available for Benefits

As of December 31, 2010 and 2009

(in thousands of dollars)

	2010	2009
Assets:

Investments in Master Trusts (at fair value)	$3,491,407	$3,351,112
Notes receivable from participants	209,610	223,756

Net assets reflecting investments (at fair value)	3,701,017	3,574,868
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(13,645)	(7,481)

Net assets available for benefits	$3,687,372	$3,567,387

The accompanying notes are an integral part of these financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2010

(in thousands of dollars)

Additions:

Contributions:
Employee	$171,067
Employer	75,558

Total contributions	246,625

Net investment gain from investments in Master Trusts	468,810

Total additions	715,435

Deductions:

Benefits paid to participants	591,213
Transfers to other qualified plans, net	1,715
Administrative expenses	2,522

Total deductions	595,450

Net change	119,985

Net assets available for benefits:
Beginning of year	3,567,387

End of year	$3,687,372

The accompanying notes are an integral part of these financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Notes to Financial Statements

December 31, 2010

NOTE 1 DESCRIPTION OF THE PLAN

The following description of the Verizon Savings and Security Plan for New York and New England Associates (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

Eligibility

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides eligible employees, as described in the Plan document, of Verizon Communications Inc. (“Verizon” or “Plan sponsor”) and certain of its subsidiaries (“Participating Affiliates”) with a convenient way to save for both medium and long-term needs.

Covered employees are eligible to make tax-deferred or after-tax contributions to the Plan, and to receive matching employer contributions, upon completion of enrollment in the Plan, as soon as practicable following the date of hire.

An individual’s active participation in the Plan shall terminate when the individual ceases to be an eligible employee; however, the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

Investment Options

Participants shall direct their contributions to be invested in any of the current investment options.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, matching contributions, and allocations of Plan income. Allocations of Plan income are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Payment of Benefits

Benefits are recorded when paid. Benefits are payable in a lump sum cash payment unless a participant elects, in writing, one of the four optional forms of benefit payment which include: (1) in Verizon shares for investments in the Verizon Company Stock Fund, with the balance in cash; (2) annual installments in cash of approximately equal amounts to be paid out for a period of 2 to 20 years, as selected by the participant; (3) in monthly or annual installments over a period equal to the life expectancy of the participant; or (4) for those participants eligible to receive their distribution in installments as described in (2) or (3) above, a pro rata portion of each installment payment in Verizon shares for investments in the Verizon Company Stock Fund, with the balance of each installment in cash.

Participant Loans

The Plan includes an employee loan provision authorizing participants to borrow an amount of up to 50% from their vested account balances in the Plan subject to certain limitations. Loans are generally repaid by payroll deductions. The term of repayment for loans generally will not be less than six months nor more than five years (15 years for a loan to purchase a principal residence). For loans up to five years, each new loan will bear interest at a rate based upon the prime rate as published in the Wall Street Journal on the last business day of the calendar month ending immediately prior to the first day of the new loan cycle. Loans for a period of longer than five years shall bear interest at such rate plus one percent. Participant loans have been classified as notes receivable from participants as of December 31, 2009. Interest rates ranged from 3.25%-10.50% for the years ended December 31, 2010 and 2009.

Master Trust

At December 31, 2010 and 2009, the Plan participated in the Verizon Master Savings Trust (the “Master Trust”) and owned a percentage of the assets in the Master Trust. These percentages are based on a pro rata share of the Master Trust assets. The Plan owned approximately 17% of the net assets in the Master Trust at both December 31, 2010 and 2009.

Fidelity Management Trust Company (the “Trustee”) has been designated as the trustee of the Master Trust and is responsible for the control and disbursement of the funds and portfolios of the Plan. Expenses of administering the Plan, including fees and expenses of the Trustee may not be charged to the Plan. Investment fees are charged against the earnings of the funds and portfolios. The Trustee is also responsible for the investment and reinvestment of the

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Notes to Financial Statements

December 31, 2010

NOTE 1 DESCRIPTION OF THE PLAN (continued)

funds and portfolios of the Plan, except to the extent that it is directed by Verizon Investment Management Corp. (“VIMCO”) or by third party investment managers appointed by VIMCO.

At December 31, 2010 and 2009, the Plan also owned a percentage of the assets in the Bell Atlantic Master Trust, for which The Bank of New York Mellon is the trustee. The plan assets in the Bell Atlantic Master Trust are pooled between defined benefit plans and defined contribution plans. The total fair value of the assets allocated to defined contribution plans in the Bell Atlantic Master Trust was $1.4 billion and $1.3 billion at December 31, 2010 and 2009, respectively. The Plan owned approximately 5% and 6% of the assets allocated to defined contribution accounts at December 31, 2010 and 2009, respectively.

Interest and dividends along with net appreciation (depreciation) in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trusts as a percentage of the total participation in such funds and portfolios.

The Plan’s participating interest in the investment funds of the master trusts is based on account balances of the participants and their elected investment funds. The assets of the master trusts are allocated by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the master trusts.

Plan Modification

Verizon, acting through the Human Resources Committee of its Board of Directors or through the Verizon Employee Benefits Committee, reserves the right to modify, alter, or amend the Plan at any time, subject to collective bargaining requirements. Verizon, acting through its Board of Directors, reserves the right to terminate the Plan at any time, subject to collective bargaining requirements. In the event the Plan terminates, participants will become 100 percent vested in their accounts.

Risks and Uncertainties

The Plan provides investment options for participants, who can invest in combinations of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 2 ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain prior year amounts have been reclassified to conform to current year presentation.

Participants Loans

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. Interest rates ranged from 3.25% - 10.50% for the years ended December 31, 2010 and 2009.

Statement of Changes in Net Assets Available for Benefits

The Statement of Changes in Net Assets Available for Benefits reflects the net investment gain from the Plan’s interest in the Master Trust, which consists of the realized gains or losses and the unrealized appreciation (depreciation) in fair value of those investments, as well as interest and dividends earned.

Investments in Master Trusts

Purchases and sales of investments are reflected as of the trade date. Realized gains and losses on sales of investments are determined on the basis of average cost. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

Fair Value Measurements

Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the methodologies of measuring fair value for assets and liabilities, is as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities

Level 3 – No observable pricing inputs in the market

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Notes to Financial Statements

December 31, 2010

NOTE 2 ACCOUNTING POLICIES (continued)

Financial assets and financial liabilities are classified in their entirety based on the lowest level of inputs that is significant to the fair value measurements. The Plan sponsor’s assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

Investment contracts are required to be reported at fair value. However, contract value is the relevant measurement of that portion of net assets attributable to fully benefit-responsive investment contracts, as that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present net assets at fair value, with an adjustment to contract value for the investment contracts held by the Master Trust. In addition, net assets available for benefits and the changes in net assets available for benefits per the financial statements will be different from those in the Plan’s Form 5500 due to the adjustment from fair value to contract value for fully benefit-responsive investment contracts, as reflected in the financial statements (see Note 8).

Recently Adopted Accounting Standards

In January 2010, we adopted the accounting standard update regarding fair value measurements and disclosures, which requires additional disclosures regarding assets and liabilities measured at fair value. The adoption of the new standard did not have a material effect on the Plan’s Net Assets Available for Benefits or its Changes in Net Assets Available for Benefits.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, “ASU 2010-25.” ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

Recent Accounting Standards

In May 2011, a new accounting standard update regarding fair value measurement was issued, “ASU 2011-04.” This standard update was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. This standard update also changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. We will adopt this standard update during the first quarter of 2012. The adoption of this standard update is not expected to have a significant impact on the Plan’s financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Notes to Financial Statements

December 31, 2010

NOTE 3 NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets related to the Plan’s non-participant directed investments is as follows (in thousands):

	As of December 31,
Net Assets:	2010		2009
Verizon common stock	$718		$843

Changes in net assets:	Year ended December 31, 2010
Employer contributions		$75,566
Net transfers in		13,140
Net investment gain		44,884
Benefits paid to participants		(114,524)
Decrease in diversification adjustment (Note 4)		(19,191)

Net decrease		$(125)

NOTE 4 VESTING AND CONTRIBUTIONS

A participant shall be fully vested in the employer-matching contributions allocated to his or her account and any income thereon upon completing three years of vesting service or upon death, disability, retirement from Verizon or a Participating Affiliate, attainment of normal retirement age, or permanent or extended (more than twelve months) layoff. Vesting shall also occur if a participant accepts a voluntary income protection program or is hired by Portability Company (as defined in the Plan document) within 30 days of termination.

A terminated employee’s non-vested employer-matching contributions are forfeited and offset against subsequent employer-matching contributions to the Plan. There were no forfeitures used to reduce employer matching contributions for the year ending December 31, 2010. There were no forfeitures used to reduce employer-matching contributions for the year ending December 31, 2009. The balance in the forfeiture account was $597 thousand and $74 thousand at December 31, 2010 and 2009, respectively.

The Plan is funded by employee contributions up to a maximum of 16% of compensation and subject to applicable collective bargaining agreements, by employer-matching contributions in shares of Verizon common stock in an amount equal to 82% of the initial 6% of the eligible participant’s contributions of eligible compensation for each payroll period. Employees attaining the age of 50 or older can elect to make additional catch-up contributions to the Plan.

Participant contributions may be made on a before tax or Roth after-tax basis (“elective contributions”) or from currently taxed compensation (“after-tax contributions”). Each participant’s elective contributions for the 2010 Plan year were limited to $16,500. The total amount of elective contributions, after-tax contributions, employer-matching contributions, and certain forfeitures that may be allocated to a Plan participant were limited to the lesser of (1) $49,000 or (2) 100% of the participant’s total compensation; and the compensation on which such contributions were based was limited to $245,000. The catch-up contribution limit is $5,500 for participants eligible to make catch-up contributions.

Employer-matching contributions are made in Verizon common stock. The Verizon common stock is held by the Plan in a unitized fund, which means participants do not actually own shares of Verizon common stock but rather own an interest in the unitized fund. For the year ended December 31, 2010, total employer-matching contributions of 2.5 million shares of Verizon common stock were made with a fair value at the date of contribution of $75.6 million.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Notes to Financial Statements

December 31, 2010

NOTE 4 VESTING AND CONTRIBUTIONS (continued)

In Note 3 above, the “Diversification Adjustment” reflects employer-matching contributions that a participant may elect to transfer into any investment option available under the Plan, subject to the provisions of the Plan document. Participants age 50 and older with one year of service are permitted to redirect up to 50% of these employer-matching contributions (100% after attaining age 55). A participant who has completed at least three years of service may transfer employer-matching contributions made on or after January 1, 2007 to any other investment option or options under the Plan. A participant may transfer Payroll-Based Stock Ownership Plan (“PAYSOP”) account balances and employer-matching contributions (and related earnings) made before January 1, 2007 to any other investment option or options under the Plan.

NOTE 5 RELATED-PARTY TRANSACTIONS

VIMCO, an indirect, wholly owned subsidiary of Verizon, is the investment advisor for certain investment funds and therefore qualifies as a party-in-interest. VIMCO received no compensation from the Plan other than reimbursement of certain expenses directly attributable to its investment advisory and investment management services rendered to the Plan. In addition, certain investments held by the Trusts are managed by Bank of New York Mellon as trustee and Fidelity as trustee and record keeper. Therefore these investments qualify as parties-in-interest transactions. The Plan also allows investment in Verizon common stock, which is a party-in-interest transaction. All of these transactions are exempt from the prohibited transaction rules.

NOTE 6 INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated June 27, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trusts are exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trusts are tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however there are no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Notes to Financial Statements

December 31, 2010

NOTE 7 INVESTMENTS IN MASTER TRUSTS

Fair values of publicly traded common stock and mutual funds are determined by obtaining quoted prices in active markets. The fair value of government securities, corporate debt obligations and other U.S. and international fixed income securities are valued based on yields currently available on comparable securities or issues with similar credit ratings. Fair value of the commingled funds are based on the net asset values of the shares held as reported by fund managers, which are determined by the fair values of the underlying investments. The fair value of the synthetic guaranteed investment contracts equals the fair value of the underlying assets, primarily consisting of government securities and corporate debt obligations, which are valued based on the yields currently available on comparable securities of issues with similar credit ratings. Fair value of asset backed securities is determined using inputs that include: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data including market research publications, new issue data, monthly prepayment information and collateral performance.

A portion of certain funds in the Master Trusts are invested in synthetic wrap investment contracts (“wrap contract”) held with four insurance companies and banks. In a typical wrap contract, the wrap issuer agrees to pay the fund the difference between the contract value and the fair value of the covered assets once the fair value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions during a time when the fair value of the fund’s covered assets is below their contract value and fair value is ultimately reduced to zero. Standard & Poor’s rated the issuers of these contracts and the contracts underlying the securities from AA- to A+ and A- to AAA at December 31, 2010 and 2009, respectively.

Contract value represents contributions made under the contracts, plus accrued interest, less withdrawals and administrative expenses. The contracts are included in the Master Trust assets at contract value, which, as reported by the insurance companies and banks, was approximately $739 million and $805 million, at December 31, 2010 and 2009, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include: (1) substantive modification of the Plan, including complete or partial plan termination or merger with another plan; (2) any change in law, regulation, or administrative ruling that could have a material adverse effect on the fund’s cash flow; (3) the Plan’s failure to qualify under section 401(k) of the Internal Revenue Code; (4) bankruptcy of the Plan sponsor or other plan sponsor events which cause a significant withdrawal from the Plan; and (5) defaults in the debt securities that comprise the covered assets in excess of certain limits. The Plan administrator does not believe the occurrence of any such event is probable at this time.

Wrap contracts accrue interest using a formula called the “crediting rate.” Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between fair value and contract value over time. The crediting rate is reset quarterly and has a floor rate of zero.

The contracts had average yields of 2.70% and 3.00% at December 31, 2010 and 2009, respectively. The crediting interest rates for the wrap contracts were 2.80% and 2.60% at December 31, 2010 and 2009, respectively. No valuation reserve was recorded, or was deemed necessary, at December 31, 2010 and 2009 to adjust contract amounts.

The accounting records of the Master Trust are maintained in U.S. dollars. Foreign currency denominated assets and liabilities are translated into U.S. dollars at the prevailing rates of exchange at the end of each accounting period with the impact of fluctuations in foreign exchange rates reflected as an unrealized gain or loss in the fair value of the investments.

Cash receipts and payments derived from investment trades involving foreign currency denominated investments are translated into U.S. dollars at the prevailing exchange rate on the respective transaction date. Net realized gains and losses on foreign currency transactions result from the disposition of foreign currency denominated investments as a result of fluctuations in foreign exchange between the trade and settlement dates and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received.

The foreign exchange effect on foreign currency denominated investments is not segregated from the impact of changes in market prices in the Statement of Changes in Net Assets Available for Benefits.

The Plan’s interest in the fair value of the Master Trust and the Bell Atlantic Master Trust and the related investment gains are reported in Investments in Master Trusts and Net investment gain from investments in Master Trusts in the Statements of Net Assets Available for Benefits and in the Statement of Changes in Net Assets Available for Benefits, respectively.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Notes to Financial Statements

December 31, 2010

NOTE 7 INVESTMENTS IN MASTER TRUSTS (continued)

The following table represents the Master Trust’s net investments by investment type measured at fair value on a recurring basis by the fair value measurement levels described in Note 2 as of December 31, 2010 and investment income for the year ended December 31, 2010 (in thousands):

	Assets at Fair Value as of December 31, 2010				Net Investment Gain
	Level 1	Level 2	Level 3	Total Fair Value

Investments
Cash and cash equivalents	$12,521	$95,063	$-	$107,584	$11,415
Verizon common stock	5,500,127	-	-	5,500,127	632,850
Mutual funds
U.S. fixed income	655,228	-	-	655,228	31,142
U.S. equity	409,715	-	-	409,715	48,303
U.S. small cap	506,559	-	-	506,559	53,842
International equity	164,677	-	-	164,677	8,475
Global fixed income	187,151	-	-	187,151	751
Commingled funds
U.S. equity	-	4,286,317	-	4,286,317	538,002
Cash equivalents	-	960,313	-	960,313	30,101
International equity	-	770,962	-	770,962	63,367
U.S. small cap	-	507,660	-	507,660	53,796
U.S. fixed income	-	976,230	-	976,230	22,790
Real estate	-	720,224	-	720,224	122,142
Common stock
International equity	56,383	-	-	56,383	9,255
U.S. equity	879,372	-	-	879,372	120,020
Fixed income
Corporate bonds	-	219,488	-	219,488	22,899
U.S. treasuries and agencies	79,431	122,505	-	201,936	20,922
Asset-backed securities	-	28,156	-	28,156	2,939
Stable value fund
U.S. treasuries and agencies	-	1,308,240	-	1,308,240	44,397
Corporate bonds	-	492,654	-	492,654	16,719
Asset-backed securities	-	204,612	5,739	210,351	7,139
Interest only loans	-	2,174	-	2,174	74
Wrap contracts	-	6,247	-	6,247	-
International bonds	9,092	712,780	20,507	742,379	76,289
Other	-	66,688	-	66,688	7,913

Total investments at fair value	8,460,256	11,480,313	26,246	19,966,815	1,945,542

Adjustment from fair value to contract value for fully benefit responsive investment contracts	-	-	-	(76,123)	-

Total investments	$8,460,256	$11,480,313	$26,246	$19,890,692	$1,945,542

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Notes to Financial Statements

December 31, 2010

NOTE 7 INVESTMENTS IN MASTER TRUSTS (continued)

The following table states the change in fair value of the Master Trust’s level 3 assets for the year ended December 31, 2010 (in thousands):

	Fair Value January 1, 2010	Transfer Out	Transfer In	Acquisitions	Dispositions	Realized Gain	Change in Unrealized Gain	Fair Value December 31, 2010
Stable value fund	$—	$(2,294)	$471	$10,498	$(4,036)	$1	$1,099	$5,739
Fixed income-International bonds	—	(19,289)	19,424	20,330	—	—	42	20,507

	$—	$(21,583)	$19,895	$30,828	$(4,036)	$1	$1,141	$26,246

The following table represents the Bell Atlantic Master Trust defined contribution net investments by investment type measured at fair value on a recurring basis by the fair value measurement levels described in Note 2 as of December 31, 2010 and investment gain for the year ended December 31, 2010 (in thousands):

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total Fair Value	Net Investment Gain
Investments
Cash and cash equivalents	$22,529	$—	$—	$22,529	$2,795
Commingled funds
International equity	—	108,552	—	108,552	12,973
Common stock
International equity	1,079,937	168	—	1,080,105	133,805
U.S. equity	221,077	—	—	221,077	17,083
Fixed income
International bonds	—	491	—	491	59
Convertible securities	—	6	—	6	—

Total investments at fair value	$1,323,543	$109,217	$—	$1,432,760	$166,715

Interest and dividend income for the Master Trust and the Bell Atlantic Master Trust was $311 million and $313 million for the years ending December 31, 2010 and 2009, respectively.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Notes to Financial Statements

December 31, 2010

NOTE 7 INVESTMENTS IN MASTER TRUSTS (continued)

The following table represents the Master Trust’s net investments by investment type measured at fair value on a recurring basis by the fair value measurement levels described in Note 2 as of December 31, 2009 and investment income for the year ended December 31, 2009 (in thousands):

	Assets at Fair Value as of December 31, 2009				Net Investment Gain/(Loss)
	Level 1	Level 2	Level 3	Total Fair Value
Investments
Verizon common stock	$5,251,617	$—	$—	$5,251,617	$(107,469)
Mutual funds
U.S. fixed income	850,506	—	—	850,506	38,374
U.S. equity	407,755	—	—	407,755	102,712
U.S. small cap	395,061	—	—	395,061	71,075
International equity	247,734	—	—	247,734	59,744
Commingled funds
U.S. equity	—	4,206,157	—	4,206,157	1,019,701
Cash equivalents	—	1,257,152	—	1,257,152	14,882
International equity	—	936,827	—	936,827	218,126
U.S. small cap	—	390,951	—	390,951	70,338
U.S. fixed income	—	378,309	—	378,309	19,938
Real estate	—	136,572	—	136,572	15,322
Other	—	71,855	—	71,855	12,413
International fixed income	—	1,112,558	—	1,112,558	160,329
Common stock
International equity	3,505	2,973	—	6,478	4,303
U.S. equity	372,744	—	—	372,744	98,701
U.S. small cap	197,902	—	—	197,902	35,606
Stable Value Fund
U.S. treasuries and agencies	—	1,474,395	—	1,474,395	58,932
Corporate bonds	—	556,893	—	556,893	22,259
Asset-backed securities	—	352,393	—	352,393	14,085
Cash equivalents	—	45,527	—	45,527	1,820
Interest only loans	—	9,398	—	9,398	375
International bonds	—	3,317	—	3,317	133
Other	6,692	67,655	—	74,347	12,843

Total investments at fair value	7,733,516	11,002,932	—	18,736,448	1,944,542

Adjustment from fair value to contract value for fully benefit responsive investment contracts	—	—	—	(41,550)	—

Total investments	$7,733,516	$11,002,932	$—	$18,694,898	$1,944,542

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

Notes to Financial Statements

December 31, 2010

NOTE 7 INVESTMENTS IN MASTER TRUSTS (continued)

The following table represents the Bell Atlantic Master Trust defined contribution net investments by investment type measured at fair value on a recurring basis by the fair value measurement levels described in Note 2 as of December 31, 2009 and investment gain for the year ended December 31, 2009 (in thousands):

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total Fair Value	Net Investment Gain
Investments
Cash and cash equivalents	$16,231	$—	$—	$16,231	$4,109
Commingled funds
International equity	—	88,954	—	88,954	22,520
Common stock
International equity	987,878	3	—	987,881	250,101
U.S. equity	186,014	—	—	186,014	47,092
Convertible securities	—	4	—	4	1

Total investments at fair value	$1,190,123	$88,961	$—	$1,279,084	$323,823

NOTE 8 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following table reconciles net assets per the Statements of Net Assets Available for Benefits to the Plan’s Form 5500 Asset and Liability Statement at December 31 (in thousands):

	2010	2009
Net assets available for benefits per the financial statements	$3,687,372	$3,567,387
Adjustment for deemed no post default payments	(6,386)	(5,874)
Adjustment for fully benefit-responsive investment contracts	13,645	7,481

Net assets available for benefits per Form 5500	$3,694,631	$3,568,994

The following table reconciles net change per the Statement of Changes in Net Assets available for benefits to net income per the Plan’s Form 5500 Income and Expense Statement for the year ended December 31, 2010 (in thousands):

2010
Total changes per the financial statements	$119,985
Adjustment for deemed no post default payments	(512)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	6,164

Net income per Form 5500	$125,637

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND

NEW ENGLAND ASSOCIATES

EIN: 23-2259884

Plan # 011

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2010

(in thousands of dollars)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Notes receivable from participants*	0-15 years maturity at 3.25% - 10.50%	$209,610

*Party-in-interest

Cost information is not required because investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Verizon Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VERIZON SAVINGS AND SECURITY PLAN FOR NEW YORK AND NEW ENGLAND ASSOCIATES

By:	/s/ Marc C. Reed
Marc C. Reed (Chairperson, Verizon Employee Benefits Committee)

Date: June 29, 2011

Exhibit Index

23.1	Consent of Independent Registered Public Accounting Firm